SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: May 27, 2009

Press Release

OTI Reports First Quarter 2009 Financial Results

—     Revenues of $9.3 million

—     Gross margin increased to 46%

—     Non-GAAP net loss decreased by 46% compared to Q1 2008

Fort Lee, NJ – May 27, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first quarter ended March 31, 2009.

—	Total revenues for the first quarter were $9.3 million, similar to the first quarter of 2008.

—	Gross margin for the first quarter increased to 46% compared to 32% in the same quarter last year.

—	Strong balance sheet with $25.8 million in cash, cash equivalents and short term investments.

—	Non-GAAP operating expenses for the first quarter were $7.2 million, compared to $7.3 million in the same quarter last year. Operating expenses for the first quarter on a GAAP basis were $8.4 million, a 10% decrease compared to $9.3 million in the first quarter of 2008.

—	Non-GAAP operating loss for the first quarter was $2.8 million, a 34% decrease compared to $4.3 million in the same quarter last year. Operating loss for the first quarter on a GAAP basis was $4.1 million, a 36% decrease compared to $6.3 million in same quarter last year.

—	Non-GAAP net loss for the quarter was $2.6 million, a 46% decrease compared to $4.8 million in the first quarter of 2008. GAAP net loss for the first quarter was $3.8 million, a 44% decrease compared to $6.9 million in the first quarter of 2008.

Oded Bashan, Chairman and Chief Executive Officer of OTI, said: “Our first quarter results are in line with OTI’s strategy to focus on improved margins, reduction in operating expenses, specifically in R&D and G&A, and the continued focus on marketing and sales, all resulting in further decrease in the operating loss and in the level of cash burn. Our target is to further reduce operating expenses on a non-GAAP basis to reach $25 million annually.”

Following the disclosure made by the company in its 2008 annual results filed with the Securities and Exchange Commission on March 24, 2009, on Form 6-K that the company may recognize an impairment charge against its goodwill and other intangible assets (amounting to $28.1 million), the company recently completed impairment testing as of December 31, 2008, according to which OTI will record a $25.6 million impairment charge, of which $24.2 million and $1.4 million for goodwill and intangible assets, respectively. The goodwill impairment charge was driven by the decline in OTI’s stock price and the deteriorating global economy. The impairment charges are noncash accounting adjustment to the Company’s balance sheet and profit and loss report, that do not affect cash flow, liquidity or OTI’s non-GAAP results. The impairment charges will be reflected in OTI’s audited GAAP financial consolidated results as of December 31, 2008 attached to Form 20-F to be filed with the U.S. Securities Exchange Commission and are reflected in the reports attached below.

Further to the disclosure made by the company in December 2008 regarding the share repurchase program, the Israeli District court approved the repurchase by the Company of its ordinary shares in a total amount of up to $2 million. OTI’s Board of Directors will further discuss the program details, conditions and scope, all subject to regulatory requirements. However, as reported previously, the Company is not obligated to acquire any specific number of shares, and the program may be suspended or discontinued at any time.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Wednesday, May 27, 2009, at 9:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-888-723-3165 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight June 3rd, by calling U.S.: 1-888-782-4291 on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and EITF 96-18, and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:
Galit Mendelson
Vice President of Corporate Relations
201 944 5200 ext. 111
galit@otiglobal.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as those statements regarding the steps we take to reduce operating costs and maintain, improve and enhance financial performance as well, or our statement regarding our target to further reduce operating expenses on a non-GAAP basis to reach $25 million annually. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market ,market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance our its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2009	2008
	(Unaudited)	(Unaudited)

Revenues
Sales	$8,880	$8,746
Licensing and transaction fees	457	575

Total revenues	9,337	9,321

Cost of Revenues
Cost of sales	5,006	6,338

Total cost of revenues	5,006	6,338

Gross profit	4,331	2,983

Operating Expenses
Research and development	2,216	2,997
Selling and marketing	3,369	2,377
General and administrative	2,546	3,594
Amortization of intangible assets	264	329

Total Operating expenses	8,395	9,297

Operating loss	(4,064)	(6,314)
Financial income (expenses), net	207	(476)

Loss before taxes on income	(3,857)	(6,790)
Taxes on income	23	63
Equity in loss of an affiliate	-	(123)

Net loss	$(3,834)	$(6,850)
Net loss attributable to noncontrolling interest	44	-

Net loss attributable to shareholders	$(3,790)	$(6,850)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.17)	$(0.35)

Weighted average number of ordinary shares used in computing basic
and diluted net loss per ordinary share	21,787,272	19,424,970

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNADITIED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2009 Adjustments		Non-GAAP

Revenues
Sales	$8,880	-		$8,880
Licensing and transaction fees	457	-		457

Total revenues	9,337			9,337

Cost of Revenues
Cost of sales	5,006	(15	)(a)	4,991

Total cost of revenues	5,006	(15)		4,991

Gross profit	4,331	15		4,346

Operating Expenses
Research and development	2,216	(583	)(a)	1,633
Selling and marketing	3,369	(142	)(a)	3,227
General and administrative	2,546	(214	)(a)	2,332
Amortization of intangible assets	264	(264	)(b)	-

Total operating expenses	8,395	(1,203)		7,192

Operating loss	(4,064)	1,218		(2,846)
Financial income, net	207	-		207

Loss before taxes on income	(3,857)	1,218		(2,639)
Taxes on income	23	-		23

Net loss	$(3,834)	$1,218		$(2,616)
Net loss attributable to noncontrolling interest	44	-		44

Net loss attributable to shareholders	$(3,790)	$1,218		$(2,572)

Basic and diluted net loss attributable to
shareholders per ordinary share	$(0.17)	$0.05		$(0.12)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	21,787,272			21,787,272

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2008 Adjustments		Non-GAAP

Revenues
Sales	$8,746	-		$8,746
Licensing and transaction fees	575	-		575

Total revenues	9,321			9,321

Cost of Revenues
Cost of sales	6,338	(15	)(a)	6,323

Total cost of revenues	6,338	(15)		6,323

Gross profit	2,983	15		2,998

Operating Expenses
Research and development	2,997	(805	)(a)	2,192
Selling and marketing	2,377	(290	)(a)	2,087
General and administrative	3,594	(574	)(a)	3,020
Amortization of intangible assets	329	(329	)(b)	-

Total operating expenses	9,297	(1,998)		7,299

Operating loss	(6,314)	2,013		(4,301)
Financial expenses, net	(476)	-		(476)

Loss before taxes on income	(6,790)	2,013		(4,777)
Taxes on income	63	-		63
Equity in loss of affiliate	(123)	-		(123)

Net loss	$(6,850)	$2,013		$(4,837)

Net loss attributable to noncontrolling interest	-	-		-

Net loss attributable to shareholders	$(6,850)	$2,013		$(4,837)

Basic and diluted net loss attributable to
shareholders per ordinary share	$(0.35)	$0.10		$(0.25)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,424,970			19,424,970

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2009	December 31 2008
	(Unaudited)	(Unaudited)

Assets

Current assets
Cash and cash equivalents	$25,795	$27,196
Short-term investments	46	904
Trade receivables (net of allowance for doubtful
accounts of $3,282 and $3,315 as of March 31, 2009
And December 31, 2008, respectively)	4,784	4,567
Other receivables and prepaid expenses	3,566	2,994
Inventories	12,200	12,343

Total current assets	46,391	48,004

Severance pay deposits fund	1,086	1,189

Investment in an affiliated company	-	-

Property, plant and equipment, net	17,897	18,613

Intangible assets, net	2,227	2,503

Goodwill	-	-

Total assets	$67,601	$70,309

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2009	December 31 2008
	(Unaudited)	(Unaudited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,583	$4,984
Trade payables	7,498	8,071
Other current liabilities	4,321	3,517

Total current liabilities	17,402	16,572

Long-Term Liabilities
Long-term loans, net of current maturities	1,598	1,762
Accrued severance pay	3,189	3,672
Deferred tax liability	180	202

Total long-term liabilities	4,967	5,636

Total liabilities	22,369	22,208

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
50,000,000 shares as of March 31, 2009 and
December 31, 2008; issued 21,874,405 and 21,534,788
shares as of March 31, 2009 and December 31, 2008,
respectively; outstanding 21,865,435 and 21,495,409 shares
as of March 31, 2009 and December 31, 2008, respectively	516	508
Additional paid-in capital	184,126	182,944
Accumulated other comprehensive loss	(546)	(325)
Accumulated deficit	(139,231)	(135,441)

Shareholder's equity	44,865	47,686

Noncontrolling interest	367	415

Total equity	45,232	48,101

Total liabilities and shareholders' equity	$67,601	$70,309

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Three months ended March 31
	2009	2008
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(3,834)	$(6,850)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares
issued to employees and others	954	1,684
Equity in net losses of an affiliated company	-	123
Amortization of intangible assets	264	329
Depreciation	636	877
Accrued severance pay, net	(380)	246
Decrease (increase) in trade receivables	(206)	2,888
Decrease (increase) in other receivables and prepaid expenses	(560)	171
Decrease in inventories	179	509
Decrease in trade payables	(600)	(2,932)
Increase in other current liabilities	790	49
Other, net	(46)	(17)

Net cash used in operating activities	(2,803)	(2,923)

Cash flows from investing activities

Proceeds from maturity of available-for sale securities	1,372	4,100
Purchase of available-for sale securities	(514)	-
Purchase of property and equipment	(213)	(389)
Other, net	-	10

Net cash provided by investing activities	645	3,721

Cash flows from financing activities
Increase in short-term bank credit, net	606	257
Repayment of long-term bank loans	(93)	(107)
Proceeds from receipt on account of shares and exercise of options	232	9

Net cash provided by financing activities	745	159

Effect of exchange rate changes on cash	12	41

Increase (decrease) in cash and cash equivalents	(1,401)	998
Cash and cash equivalents at the beginning of the period	27,196	35,470

Cash and cash equivalents at the end of the period	$25,795	$36,468